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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68154

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MUNDIAL FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O ACCOUNTING & COMPLIANCE INTERNATIONAL - 40 WALL ST, STE 1704
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG — 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE, LLP
(Name – *if individual, state last, first, middle name*)

ONE PENN PLAZA, SUITE 3000	NEW YORK	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HUA LI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MUNDIAL FINANCIAL GROUP, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EMILY JO VILLHAUER
NOTARY PUBLIC - MINNESOTA
MY COMM. EXPIRES 01/31/2022

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mundial Financial Group, LLC

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended December 31, 2017

Contents

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Mundial Financial Group, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mundial Financial Group, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows, for the year then ended December 31, 2017, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

New York, NY

We have served as the Company's auditor since *2017*.

February 2, 2018

Statement of Financial Condition
December 31, 2017

ASSETS		
Cash	$	74,119
Due from clearing firm		202,203
Clearing deposits		10,000
Security deposits		10,500
Prepaid expenses		26,630
TOTAL ASSETS	$	323,452
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts payable	$	9,013
TOTAL LIABILITIES		9,013
MEMBERS' EQUITY		314,439
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	323,452

See Notes to Accompanying Financial Statements.

Mundial Financial Group, LLC

Statement of Operations
Year Ended December 31, 2017

REVENUE:		
Commission income	$	202,302
Other income		13
Total revenue		202,315
OPERATING EXPENSES:		
Professional fees		117,384
Rent		73,715
Office and other		9,970
Data services		9,783
Regulatory fees		6,461
Insurance		2,501
Dues & subscriptions		1,633
Travel		673
Bank service fees		628
Meals & entertainment		312
SIPC		303
Continuing education expenses		294
Clearance charges		182
Total operating expenses		223,839
NET LOSS	$	(21,524)

See Notes to Accompanying Financial Statements.

Statement of Changes in Members' Equity
Year Ended December 31, 2017

MEMBERS' EQUITY, January 1, 2017	$	7,763
Capital contributions		335,600
Capital distributions		(7,400)
Net loss		(21,524)
MEMBERS' EQUITY, December 31, 2017	$	314,439

Statement of Cash Flows
Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(21,524)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Decrease in securities inventory		70
Decrease in inventory cash		30
Increase in security deposits		(10,500)
Increase in due from clearing firm		(202,203)
Increase in prepaid expenses		(26,629)
Decrease in due to affiliate		(3,624)
Increase in accounts payable		8,458
Net cash used in operating activities		(255,922)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions received		335,600
Capital distributions paid		(7,400)
Net cash provided by financing activities		328,200
Net increase in cash		72,278
CASH AT JANUARY 1, 2017		1,841
CASH AT DECEMBER 31, 2017	$	74,119

See Notes to Accompanying Financial Statements.

Notes to Financial Statements
December 31, 2017

1. Organization and Nature of Business

Mundial Financial Group, LLC, (the "Company") was incorporated in the State of California on January 11, 2008. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). On June 8, 2017 the Company sold 100% of its membership interest to Gong Capital Markets, LLC, which was approved by FINRA. On June 21, 2017 Gong Capital Markets, LLC, agreed to assign, transfer, and sell a 20% percent membership interest in the Company to Kangxi Imperial Holdings LLC. The change in ownership occurred outside of the Company and therefore these financial statements were not impacted and accurately represent the operations of the Company. In connection with the change in ownership, the primary office was relocated from California to NYC. Revenue generation first commenced in November 2017 under new ownership. The Company's only current source of revenue are the execution of retail transactions through its clearing firm, whereby the Company receives transaction based commissions.

Since the Company is a limited liability company, the Members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Members have signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income is recorded on a settlement date basis. There is no material difference between settlement date and trade date.

d) Income Taxes
The Company is taxed as a partnership and no provision for income taxes is recorded since the liability for such taxes is that of the members rather than the Company. The Company's income tax returns are subject to examination by federal and state taxing authorities and changes, if any, could adjust the individual income tax of the members. The Company is subject to New York City Unincorporated Business Tax at 4% of taxable profits. The Company did not record any New York City Unincorporated Business Tax for the year ended December 31, 2017.

e) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

f) Deposits with Clearing Firm
The Company, per the terms of its clearing agreements, is required to maintain restricted security deposit with its clearing broker totaling $10,000. Such deposit amounts are refundable to the Company upon termination of the agreements. The Company's clearing deposit is included in clearing deposit on the accompany statement of financial condition. Either party may terminate the agreement at any time, in its sole discretion.

g) Leases
The Company has an agreement to lease office space month-to-month in New York City. The Company has a security deposit of $2,500 with the landlord which is included in security deposits in the accompanying statement of financial condition.

h) Uncertain Tax Positions
The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Positions"). This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under Uncertain Tax Positions, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position for the year ended December 31, 2017, and does not expect any material adjustments to be made.

I) New Accounting Pronouncements

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The company does not believe that the adoption of Topic 606 (as amended) will have a material effect on its results of operations, financial position or cash flows. The company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows.

In June 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. ASU 2014-15 requires management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards as specified in the guidance. ASU 2014-15 became effective for the annual period ending after December 15, 2016 and for annual and interim periods thereafter. The adoption of this standard did not have a significant impact on the Company's financial statements as no instances of going concern were identified.

3. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

4. Concentrations

One of the Company's clients accounted for 99% of the current year's revenues in 2017.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2017, the Company had net capital of $277,309, which was $272,309 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 3.25% at December 31, 2017.

6. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2018 and February 2, 2018, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

MEMBERS' EQUITY	$	314,439
LESS: NON-ALLOWABLE ASSETS		
Non-allowable assets:		
Prepaid expenses		(26,630)
Security deposits		(10,500)
NET CAPITAL	$	277,309
AGGREGATE INDEBTEDNESS ("AI"):		
Accounts payable	$	9,013
COMPUTATION OF MINIMUM NET CAPITAL		
Statutory minimum net capital required	$	5,000
One fifteenth of aggregate indebtedness	$	601
Minimum net capital, the greater of the statutory minimum or one fifteenth of AI	$	5,000
Excess net capital	$	272,309
Excess net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	271,309
Percentage of aggregate indebtedness to net capital		3.25%

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part II of Form X-17A-5 as of December 31, 2017.

Other Information
Year Ended December 31, 2017

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company operates under the exemptive provisions of SEC Rule 15c3-3 paragraph (k)(2)(ii).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2017.

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Mundial Financial Group, LLC
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mundial Financial Group, LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which Mundial Financial Group, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Mundial Financial Group, LLC stated that Mundial Financial Group, LLC met the identified exemption provisions throughout the year ended December 31, 2017 without exception. Mundial Financial Group, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mundial Financial Group, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
February 2, 2018

Mundial Financial Group, LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Mundial Financial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the year ended December 31, 2017.

a. All of the customer transactions are cleared through the following broker-dealer(s) on a fully disclosed basis: Interactive Brokers LLC

(2) The Company met the identified exemption provisions in Paragraph (k)(2)(ii) of Rule 15c3-3 throughout the most recent fiscal year ended December 31, 2017 without exception.

I, Hua Li, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Hua Li

Date: 2/2/2018

Title: CEO